SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 25, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

SUMMARY OF THE RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

In compliance with CVM Instruction 202, of December 6, 1993, we present, in summary format, the resolutions of the Extraordinary General Meeting held on January 16, 2007, which approved by majority vote:

I) New membership of the Board of Directors:

Chairman	Dilma Seli Pena Pereira

Vice-Chairman	Humberto Rodrigues da Silva

Directors	Roberto Yoshikazu Yamazaki
Manuelito Pereira Magalhães Júnior
Renilson Rehem de Souza
Gesner José de Oliveira Filho
(Independent)	Reinaldo Guerreiro
Mario Engler Pinto Junior
(Independent)	Farrer Jonathan Paul Lascelles Pallin
(Independent)	Alexander Bialer

II) New membership of the Fiscal Council:

Member	Alternate
Maria de Fátima Alves Ferreira	Tomás Bruginski de Paula
João Carlos Araújo dos Santos	Arthur Quartim Barbosa Araújo
Sandra Maria Giannella	Vanildo Rolando Neubauer
Atílio Gerson Bertoldi	Ana Maria Linhares Richtman
Jorge Michel Lepeltier	Alexandre Luiz Oliveira de Toledo

III) Management compensation:
a)	Chief Executive Officer and Executive Officers: maintenance of the monthly compensation, annual bonus and eventual bonus;

b)	Directors of the Board of Director: 0.3 (three tenths) of the Chief Executive Officer’s monthly compensation, annual bonus and eventual bonus. A member of the Audit Committee must choose only one of the compensations accruing from the two positions;

c)	Members of the Fiscal Council: 0.2 (two tenths) of the Chief Executive Officer’s monthly compensation and annual bonus.

São Paulo, January 16, 2007.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 25, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.